MML Distributors, LLC

Statement of Financial Condition
As of December 31, 2016
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Distributors, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

The Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Hartford, Connecticut
February 17, 2017

MML Distributors, LLC

Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Assets

Cash and cash equivalents	$ 1,397
Receivables from brokers or dealers	18,398
Receivables from related parties	1,286
Prepaid expenses and other	319
Total assets	$ 21,400

Liabilities and Members' Equity

Payables to related parties	$ 19,561
Trail commissions payable	267
Accounts payable and accrued expenses	379
Total liabilities	20,207

Members' Equity

Members' equity	16,275
Accumulated deficit	(15,082)
Total members' equity	1,193
Total liabilities and members' equity	$ 21,400

The accompanying notes are an integral part of this financial statement.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

1. **Organization**

    MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, whose sole member is MassMutual, with a 1% interest. The Company's primary purpose is to provide principal underwriting and other broker-dealer services to MassMutual and its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, and the District of Columbia.

2. **Significant Accounting Policies**

    The significant accounting policies are as follows:

    Basis of Presentation

    The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

    Revenue Recognition and Related Expense

    Commission revenue represents asset-based 12b-1 service fees paid to the Company by open-end mutual fund companies, which are recognized as the revenue is earned. Commission revenue also includes commissions earned from the sales and distribution of variable insurance products and for mutual fund products, which are recorded on the trade date for sales-based commissions and as the revenue is earned for asset-based commissions. The expenses related to Commissions are recognized on the same basis as revenue.

    Distribution fees revenue, which represent fees earned from the underwriting of variable insurance and mutual fund products, do not have a related commission expense and are recognized in the period in which the related services are performed.(see Note 3).

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

New Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The adoption of this ASU did not have an impact to the Company's financial statements.

3. **Related-Party Transactions and Agreements**

Through distribution agreements, the Company is a principal underwriter of certain variable life insurance contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). The Company is also principal underwriter of registered group variable annuities issued by Hartford Life Insurance Company. In addition, the Company is placement agent for certain unregistered private placement life insurance contracts issued by MassMutual. The Company earned commission revenues that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual, C.M. Life, and MML Bay State collectively as of December 31, 2016 were $1,046 related to the above distribution agreements.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares. The Company also acts as the distributor of the mutual fund products for business MassMutual acquired in 2013 from Hartford Life, Inc. and certain of its affiliates The Company earned Trail commissions related to these programs and incurred distribution support costs equal to these revenues that are payable to MassMutual.

In addition, the Company has entered into Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). The Funds are available for the investment of assets of various separate investment accounts established by MassMutual, C.M. Life, and MML Bay State. The Company earned Trail commissions related to these programs and incurred distribution support costs equal to these revenues that are payable to MassMutual. In addition, the Company earned commissions that it reallowed to broker-dealers with which it had entered into selling agreements. One such agreement is with MSI Financial Services, Inc. (MSI), a wholly-owned subsidiary of MassMutual acquired on July 1, 2016. The Company earned commission revenues related to sales of the funds that it reallowed to MSI. Receivables from MassMutual as of December 31, 2016 were $240 related to the above agreements.

MMLD and MML Investors Services, LLC ("MMLIS"), an indirect wholly owned subsidiary of MassMutual, have a reciprocal agreement whereby they mutually agree to reimburse each other for the amount of any 12b-1 fees inadvertently paid to either firm by the Fund Companies.

Pursuant to the distribution agreements noted above with MassMutual and other subsidiaries of MassMutual, the Company is compensated for distribution and underwriting services.

The Company has administrative services agreements with MassMutual and MMLIS, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Payables to Related Parties

Payables due to related parties consist of the following as of December 31, 2016:

Distribution costs due to MassMutual	$ 19,511
Management fees due to MassMutual	39
Management fees due to MMLIS	8
Distribution costs due to MSI	3
Payables to related parties	**$ 19,561**

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

4. **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2016, the Company had net capital of $835, which was $585 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

5. **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

6. **Subsequent Events**

The Company has evaluated subsequent events through February 17, 2017, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

MassMutual contributed $250 of additional members' equity to the Company in January 2017 to fund on-going operational obligations.